Volvo Aero and General Electric Sign Multi-Million Dollar Contract
for Parts in the World's Largest Aircraft Engine

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 22, 2005--Volvo Aero in Trollhattan is to produce parts for the world's largest aircraft engine, the GE90-115B, which is the engine used on the Boeing 777-200LR and 777-300ER. In accordance with a new agreement with General Electric, Volvo Aero will manufacture components for the GE90-115B, with an estimated order value of SEK 2 billion over the next ten years.

According to the Long Term Agreement, Volvo Aero will commence production of several components for the GE90-115B engine in 2006.

The agreement is for three components that are within Volvo Aero's focused specialization:

-- Fan Hub Frames will result in synergies with the corresponding components for General Electric's future GEnx engine, for which Volvo Aero has development responsibility. The component will be manufactured in Trollhattan.

-- Low Pressure Turbine Cases are components for which Volvo Aero already has a large market share. This position will now be further strengthened. Manufacturing will take place in Trollhattan.

-- Turbine Rear Frames will also generate synergies with the corresponding components in General Electric's future GEnx engine. Production will take place in Kongsberg.

Through its company Volvo Aero Norge, Volvo Aero is already a program partner and supplier of, for example, shafts for the GE90 engine. The new agreement does not mean that Volvo Aero will expand its program share, but will be a long term supplier of these components.

"This is a strategically significant transaction for Volvo Aero. The Boeing 777 is competitive in its market segment and will be successful during the next 10-15 years," comments Anders Nilsson, Vice President Business Development at Volvo Aero. "In recent years, we have made major investments in the production facilities in Trollhattan and Kongsberg. This agreement is an indication that we are competitive in production-based transactions."

Photos on GE90 are to be found on Volvo Aero home page
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Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Stefan Oscarsson, +46 70-674 6277